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19010639

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...~~DITED~~ REPORT

FORM X-17A-5 ※
PART III

SEC FILE NUMBER
8- 17770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____04/01/18____ AND ENDING____03/31/19____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAPITAL DIRECTIONS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8038 ANNE COURT

(No. and Street)

ORLAND PARK   **IL**   **60462**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD P. MIKITKA   (708) 403-1010

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LINDA C. RAPACZ CPA, P.C.

(Name – *if individual, state last, first, middle name*)

13844 MAPLE AVENUE   **ORLAND PARK**   **IL**   60462-1628

(Address)   (City)   SEC Mail Processing   (Zip Code)

CHECK ONE:

MAY 28 2019

[✓] Certified Public Accountant

[ ] Public Accountant   Washington, DC

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, GERALD P. MIKITKA _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL DIRECTIONS, INC. _____, as of ____MARCH 31____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5 (e)(3)
MARCH 31, 2019

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999   Fax (708) 403-1428
LRapacz@msn.com

American Institute of
Certified Public Accountants

Illinois CPA Society

Public Company
Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Capital Directions, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Directions, Inc. as of March 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Capital Directions, Inc. as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Capital Directions, Inc.'s management. Our responsibility is to express an opinion on Capital Directions, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Directions, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Capital Directions, Inc.'s auditor since 2009.

Linda C. Rapacz CPA, P.C.
Orland Park, Illinois
May 24, 2019

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED MARCH 31, 2019

A S S E T S

CURRENT ASSETS		
Cash	$	10,916
Cash in Money Market Account	$	13,816
Prepaid Expense	$	275
Total Current Assets	$	25,007
TOTAL ASSETS	$	25,007

LIABILITIES AND SHAREHOLDER'S EQUITY

TOTAL LIABILITIES	$	0
SHAREHOLDER'S EQUITY		
Capital Stock – Common; $.01 Par Value; 500,000 Shares		
Authorized; 20,000 Shares Issued and Outstanding	$	200
Additional Paid in Capital	$	19,800
Retained Earnings	$	5,007
Total Shareholder's Equity	$	25,007
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	25,007

The accompanying notes to the financial statements
are an integral part of this statement.

NOTE 1 -   ORGANIZATION AND NATURE OF BUSINESS

Capital Directions, Inc. (the Company) is an Illinois corporation, which was formed on September 4, 1973. The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a brokerage firm, generating commission income, introducing customers to Mutual Funds and Variable Annuities.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

NOTE 2 -   SIGINIFICANT ACCOUNTING POLICIES

Income Recognition

The Company's commission income is recognized when earned, in compliance with accounting principles generally accepted in the United States of America.

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues. In accordance with ASU 2014-09, revenues are recognized when a transaction is completed and the promised services are performed for a customer. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to the beginning shareholder's equity.

Income Taxes

The Company is subject to federal and Illinois state income taxes. There currently is an operating loss being carried forward of $61,088 and no current income taxes are due. The last three tax years remain subject to examination by the Company's major tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS – CONTINUED
MARCH 31, 2019

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 -   RELATED PARTY TRANSACTIONS

The Company occupies office space owned by its president and shareholder. At March 31, 2019 the Company had no outstanding related party receivables or payables.

NOTE 4 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At March 31, 2019 the Company had net capital and net capital requirements of $24,456 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 5 -   RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments were required as of March 31, 2019.

NOTE 6 -   CONTINGENCIES

The Company's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes,* to the Company as of March 31, 2019, and has determined that no provision for income tax is required in financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies,* which required the Company to record a liability for an estimated contingent loss if the information available indicates that it is probably that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonable be estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

NOTE 7 -   SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events,* management has evaluated subsequent events through May 24, 2019, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements.